September 10, 2008

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Entercom Communications Corp.
Form 10-K for the fiscal year ended December 31, 2007
Filed February 22, 2008
Form 10-Q for the quarter ended June 30, 2008
Filed August 6, 2008
File No. 1-14461

Dear Mr. Spirgel:

Please accept this correspondence on behalf of Entercom Communications Corp. (the “Company”).  I am writing with respect to your letter to the Company dated August 26, 2008 requesting the Company’s response (within 10 business days) to the staff’s comments on the Company’s Form 10-K for the fiscal year ended December 31, 2007 filed February 22, 2008 and Form 10-Q for the quarter ended June 30, 2008 filed August 6, 2008.  As discussed yesterday by the undersigned and Ivette Leon, Assistant Chief Accountant, the Company is currently working on a response and has requested an extension of the deadline for submitting its response.  This letter will confirm that in accordance with the discussion between the undersigned and Ivette Leon, the Company will respond to the staff’s comments on or before September 24, 2008.

If you have any questions or comments, please call the undersigned at (610) 660-5655.

Very truly yours,

/s/ Andrew P. Sutor, IV

Andrew P. Sutor, IV
Corporate Counsel

Cc:	Stephen Fisher, Executive VP – Operations and Chief Financial Officer
Eugene D. Levin, Chief Accounting Officer
John C. Donlevie, Executive Vice President and General Counsel